UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Nasdaq Grants AGM Group Holdings Inc. Continued Listing on The Nasdaq Stock Market

AGM Group Holdings Inc. (the “Company”) today announced that it received a letter from the Nasdaq advising that it has maintained compliance with the Listing Rules through September 29, 2025, as required by the June 3, 2025 decision issued by the Nasdaq Hearings Panel (the “Panel”). Accordingly, the Panel has determined to allow the Company to maintain its listing on The Nasdaq Capital Market.

The descriptions of such announcement herein are qualified in its entirety by reference to the Company’s press release, which is attached as Exhibit 99.1 to this report on Form 6-K.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release – Nasdaq Grants AGM Group Holdings Inc. Continued Listing on The Nasdaq Stock Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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